Exhibit 99.1

VivoPower International PLC Reports Preliminary Unaudited Financial Results for the Fiscal Year Ended June 30, 2022

Tembo distribution partner network and geographic reach considerably expanded; additional commitments for 3,350 e-LV conversion kits. Toyota partnership cemented with a Design Services Agreement

Divestiture of non-core businesses in Aevitas to refocus on growth in Solar and key contract awarded on Edenvale Solar Farm

Cash balance at June 30, 2022 of $1.3m but increased to $8.9m post balance date following completion of divestitures and NASDAQ shelf issuance in July 2022

Annual group revenues (including discontinued operations in Aevitas) of $37.6 million down 3% on a constant AUD/USD FX basis

Underlying group EBITDA (including discontinued operations) declined to ($10.4) million from ($1.4) million in FY21, due to impacts of COVID lockdowns in key markets, especially Australia

Memorandum of Understanding (MOU) signed with state owned enterprise (SOE) in Jordan for 1,000 Tembo EV kits

LONDON, August 29, 2022 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) today announced its preliminary results for the fiscal year ended June 30, 2022.

Highlights for the fiscal year ended June 30, 2022:

●

Annual group revenues including discontinued operations of $37.6 million, were down 7% year-on-year, primarily due to COVID-19 related lockdowns resulting in project deferrals and operational disruptions, particularly in the Australian market. Group revenues were down 3% year-on-year on a constant AUD/USD FX basis

●

Gross profit margin including discontinued operations decreased from 16% to 4% due to one-off Bluegrass project overruns of $1.9m and other increased COVID-19 related compliance costs and supply chain/logistics related cost increases. Gross profit margin including discontinued operations adjusted for Bluegrass cost overruns was 9% for FY22 and for continuing operations was 10%

●

Underlying EBITDA loss including discontinued operations of ($10.4) million (versus EBITDA loss of ($1.4) million in FY21) reflects a reduction in revenues, gross profit and an increase in headcount and marketing costs to support growth

●	Statutory net after-tax loss of ($21.6) million for FY22 and earnings per share (“EPS”) of ($1.04) per share, as compared to a ($8.0) million loss and ($0.49) per share in FY21
●	Adjusted net after-tax loss of ($21.1) million and adjusted EPS of ($1.02) per share for FY22 as compared to a ($5.1) million loss and ($0.31) per share respectively for FY21
●	Raised $5.0 million in net equity proceeds post June 30, 2022 from shelf issuance announced on July 29, 2022
●

Increase in group net debt to $27.3 million from $14.5 million, offset by net proceeds from shelf issuance and initial proceeds on J.A. Martin ex-Solar sale in July 2022, resulting in pro-forma net debt of $19.7m

●

Expanded distribution partner network for Tembo to 6 continents and over 50 countries, with additional 3,350 EV kits in commitments and orders, and established VivoPower and Tembo subsidiaries and operating units in key markets globally (UAE, Australia, SouthEast Asia)

●	Secured Design Services Agreement (DSA) with Toyota Australia, with development of new generation 72kWh & V2 battery conversion kit
●

Won largest ever solar contract for electrical works at the 204MWdc Edenvale Solar Farm in Queensland, Australia, bringing total of completed and contracted solar farms to over 650MWdc across seven projects at Aevitas

●	Divested non-core businesses within Aevitas (completed post balance date) to allow for proceeds to be re-invested in high growth business units
●	Obtained B Corp recertification following mandatory re-assessment review and was named one of the best B Corps globally for Governance

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

“The financial year ended June 30, 2022, was particularly challenging with numerous headwinds including strict COVID lockdowns in our key markets during the first half of the year, followed by supply chain shortages, extended logistics delays and COVID-19 related costs in the second half of the year which affected our ability to operate and deliver efficiently. Our financial results were as a consequence adversely affected, with revenues constrained and group operating losses exacerbated by a US$1.9m one off COVID driven loss in relation to the Bluegrass Solar project in Australia and foreign exchange. However, we did manage to execute on a number of important objectives in keeping with our strategic goals. This included securing a commercial definitive agreement with Toyota Australia, expanding our EV kit distribution network globally, adding further EV kit commitments and orders, as well as transitioning Tembo from a Netherlands centric operation to a business with an international mindset and presence with subsidiaries in Australia, the United Arab Emirates and Southeast Asia. Post balance date, we have been able to continue our execution momentum, including divesting of non-core business units in Australia, completion of a capital raising and signing our first EV kit memorandum of understanding in the Middle East. Furthermore, the tailwinds for our various business units have strengthened in the past few months, with developments such as the ratification of the Inflation Reduction Act in the United States and the added government impetus in Australia that is fuelling a record level of solar power development. No doubt, there will continue to be challenges to overcome in the short term, but we remain resolute as a team focussed on achieving our medium to long term strategic, financial and impact goals” said Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer.

About Non-IFRS Financial Measures

Our preliminary results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

The table included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year ended June 30
Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures (US dollars in thousands)	2022	2021
Net loss for the period	(21,569)	(7,958)
Income tax	(2,117)	(115)
Foreign exchange gains and losses	4,709	(2,093)
Interest income and expense	3,894	2,504
Non-cash share-based compensation	1,900	1,078
Restructuring and other non-recurring costs	443	2,880
Depreciation and amortization	2,387	2,256
Adjusted (Underlying) EBITDA	(10,352)	(1,448)

The table included in this press release titled “Reconciliation of Adjusted (Underlying) net after-tax loss and adjusted (underlying) EPS to IFRS Financial Measures” provides reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

	Year ended June 30
Reconciliation of Adjusted (Underlying) net after-tax loss and adjusted (underlying) EPS to IFRS Financial Measures (US dollars in thousands - except where indicated otherwise)	2022	2021
Net loss for the period	(21,569)	(7,958)
Restructuring and other non-recurring costs	443	2,880
Adjusted (Underlying) net loss for the year	(21,126)	(5,078)
Weighted average number of shares used in computing (loss)/earnings per share (shares)	20,721,701	16,306,494

Group Basic EPS (Statutory) (dollars)	(1.04)	(0.49)
Restructuring and other non-recurring costs per share (dollars)	0.02	0.18
Group Adjusted (Underlying) EPS (dollars)	(1.02)	(0.31)

The table included in this press release titled “Profit and Loss Reconciliation from pre-divestiture basis to continuing operations” provides reconciliations of Total Group (including discontinued operations) financial measures to continuing operations financial measures.

Profit and Loss Reconciliation from pre-divestiture basis to continuing operations (US dollars in thousands)	Total Group (pre-divestiture = Continuing + Discontinued)	Discontinued operations	Continuing operations
FY2022
Revenue	37,617	15,169	22,448
Gross profit	1,586	1,290	296
Gross profit excluding Bluegrass COVID-related cost overruns	3,467	1,290	2,177
Profit / (loss) after tax	(21,569)	(369)	(21,200)

FY2021
Revenue	40,411	16,436	23,975
Gross profit	6,327	1,966	4,361
Profit / (loss) after tax	(7,958)	(152)	(7,806)

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about potential revenues from e-LV distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

4